Exhibit 4.32

MARKETING AND SERVICES AGREEMENT

               This MARKETING AND SERVICES AGREEMENT (the “Agreement”) dated as of December 15, 2004, but to become effective as hereinafter provided, is made by and among TMM Logistics, S.A. de C.V. (the “Parent” and, together with its Subsidiaries (as defined herein), Affiliates (as defined herein) and joint venture companies, the “Parent Group”), TFM, S.A. de C.V., (the “Operating Company”) and The Kansas City Southern Railway Company (“KCS”) and, together with its Subsidiaries (including the Operating Company and its Subsidiaries) and Affiliates, the “KCS Group”) (the Parent Group and the KCS Group are collectively referred to as the “Parties;” and each individually, a “Party”).

               WHEREAS, Parent and KCS are stockholders of Grupo Transportacion Ferroviaria Mexicana, S.A. de C. V. (“GTFM”), which is the parent company of the Operating Company;

               WHEREAS, the Parent Group is engaged in certain operations, including the provision of logistics services, the operation of intermodal facilities, the operation of port facilities, the operation of maritime services and, through the Operating Company, the operation of rail services in Mexico connecting with US and other Mexican rail service providers and certain of these services are provided by members of the Parent Group to the Operating Company and its Subsidiaries;

               WHEREAS, Parent and KCS have entered into the Amended and Restated Acquisition Agreement, dated as of [    ], 2004 (the “Acquisition Agreement”), pursuant to which KCS will acquire all of the interest of Parent and its Subsidiaries in GTFM; and

               WHEREAS, this Agreement is one of the Ancillary Agreements (as defined in the AAA) referred to in the AAA.

               NOW THEREFORE, in consideration of the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

               “Affiliate” means, with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person. For purposes of this Agreement, “control” means the power or ability, to control or direct the affairs of any person, whether through the ownership of voting securities, or by contract, and the terms “controlled by” and “common control” shall have correlative meanings.

               “Competitor” shall mean Canadian National Railway, ‘Canadian Pacific Railway Company, Union Pacific Corporation, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corp., Ferrocarril Mexicano, S.A. de C.V., Ferrocarril del Sureste, S.A. de C. V., Grupo Mexico, S.A. de C. V., the Anschutz Corporation and any other

Person who operates a railroad in the United States, Mexico or Canada after the date hereof which, if operated in the United States would be regarded as a Class 1 railroad, Hub Group, Inc., Pacer International, Inc. and any of the respective successors or Affiliates of any of the foregoing.

               “Improper Conduct” shall mean any act which has resulted in harm to the assets or business of the Operating Company or the KCS Group or which involved the receipt of a material improper benefit by any person.

               “Logistics Companies ” shall mean a third party company or fourth party company that (i) is not a rail carrier or shipper and (ii) which, as the majority of its business, arranges for the transportation of goods, manages the supply chain (including, but not limited to, inventory management, warehousing, packaging of goods, consolidating and de-consolidating of products, line feeding, pick-up and delivery of goods and all kind of transportation) of goods for others.

               “MFN Services” shall mean any intermodal services (including, without limitation, Trailer on Flat Car (TOFC), Container on Flat Car (COFC), and Road-Railer services) that originate or terminate in Mexico or are ramped or de-ramped at the border of the United States and the United Mexican States (“UMS”) and intermodal services relating to the transportation of automobiles that originate and terminate within Mexico.

               “Subsidiary” of any person shall mean (i) in the case of a corporation, any other person who owns more than 50% of the voting securities of which is, directly or indirectly, beneficially owned by such person (ii) in the case of a partnership or a limited liability company, any person in which such person is a general partner or managing member, as the case may be, or owns more than 50% of the ownership interests therein, and (in) in the case of any other person, any other person in which such person owns more than 50% of the voting or controlling equity interests in such person.

               Terms used but not defined herein shall have the meanings ascribed to them in the AAA.

ARTICLE II

MOST FAVORED NATIONS PROVISIONS

               Pursuant to the terms, conditions and provisions of this Agreement, the Parties shall, as the case may be, perform the following marketing and related services and/or enjoy the following rights pertaining to the following prescribed services (the “Services and Rights”):

          Section 2.1 Most Favored Nations Arrangement.

          (a) During the Term, the KCS Group shall, upon the request of any member of the Parent Group, provide to any member of the Parent Group any of the MFN Services, as defined in Section 2.2 hereof, that the KCS Group or the Operating Company is presently providing or hereafter provides within, to or from Mexico on terms which are no less favorable than the terms for like volumes and services on which such MFN Services are at the time provided to Logistics

Companies. The terms of this Agreement shall not apply to any traffic to which an Most Favored Nations clause which was entered into prior to the time KCS acquires control of TFM applies.

          (b) The rights of the Parent Group under this Section 2.1 may not be, in whole or in part, directly or indirectly sold, transferred, assigned or otherwise conveyed by the Parent Group or any member thereof to any other Person other than to any Affiliate of the Parent Group who has agreed in writing to be bound by all of the provisions of this Agreement and a copy of such writing has been delivered to Operating Company. For purposes of this Agreement a merger of Parent or another member of the Parent Group with another person will constitute an indirect transfer unless, after such merger: (1) such other person is an Affiliate of the Parent Group or (2) persons who in the aggregate control a majority of the voting stock of Parent or an Affiliate of Parent controls a majority of the voting stock of such other person.

          (c) Notwithstanding subsection (a) of this Section 2.1 or any other provision of this Agreement to the contrary, in the event that the KCS Group determines that there is an economic benefit to any member of the KCS Group from not complying with Section 2.1 (a) with regard to any specific shipper, then, upon written notice to the Parent Group expressly referencing this Section 2.1 (c) and stating that KCS Group will not comply with Section 2.1 (a) with respect to said shipper, such non-compliance shall be excused with respect to said shipper for the term of this Agreement and the Operating Company’s and KCS Group’s failure to comply with Section 2.1 shall not be deemed to be a breach of this Agreement. In the event that KCS Group gives such a written notice to the Parent Group more than three times during the Initial Term of this Agreement, then the written notice must be accompanied by a payment in the amount of Fifty Thousand Dollars (US$50,000.00) for the written notice to be effective to excuse performance under Section 2.1(a).

     Section 2.2. Exclusive Right to Provide Road-Railer Services. During the Term of this Agreement, the Parent Group shall have the right to be the exclusive provider of Road-Railer freight services over the Operating Company’s rail system within Mexico, including the Nuevo Laredo-Mexico City corridor. The KCS Group agrees that it will not sell, market or otherwise provide such services either directly or indirectly through any other person over the Operating Company’s rail system within Mexico, including the Nuevo Laredo-Mexico City corridor. All of the prices charged to customers by Operating Company for such services shall be determined from time to time by the Operating Company. Parent Group agrees not to: (i) permit any third party, directly or indirectly to use all or any part of the rights granted in this section under the guise of doing its own business or (ii) to make any agreement to handle as its own Road-Railer equipment of any other third party which in the normal course of business would not be considered the equipment of Parent Group.

     Section 2.3. Intermodal Services. To the extent that the Operating Company determines to utilize a third party to operate its intermodal terminals within Mexico or to provide other services of the type which are the subject of this Agreement (including, without limitation, inspection, pre-trip, repair of cars, chassises, trailers and containers, finished vehicles yard management, loading and unloading of cars from railcars) at any time during the Term of this Agreement, the Parent Group, to the extent that the members of the Parent Group actually perform such services with their own employees, shall be preferred to operate such intermodal terminals or to provide such services over any unrelated third party, provided, in the Operating Company’s sole judgement, reasonably exercised, that the standards of service and performance offered by the

Parent Group are at least as high as those offered by such unrelated third party and that the parent Group shall have offered to provide such services on terms and conditions at least as favorable to the Operating Company as those offered by the unrelated third party. Notwithstanding the foregoing, the KCS Group shall have the sole right at any time and from time to time to determine whether it shall operate any such intermodal terminals or provide such services in the United States or Mexico directly or through its Subsidiaries.

     Section 2.4. Additional Transportation Related Services. If the Operating Company and its Subsidiaries and Affiliates determine at any time during the Term to have transportation logistics services provided by any unaffiliated third party in Mexico which are at the time provided by any member of the Parent Group within Mexico or the United States through its own employees, then the Parent Group shall have the right to make a bid for the provision of such services. In order to allow the Parent Group an adequate opportunity to make a bid for the provision of such services, the Operating Company and its Subsidiaries and Affiliates shall invite the Parent Group at the time it seeks bids for such services from any unaffiliated third party, providing the Parent Group with at least the same notice that is provided to any unaffiliated third party. Such services shall include, but are not limited to:

     (a) Drayage from intermodal terminals to intermodal final destination and vice versa;

     (b) Logistic coordination for intermodal traffic when provided to a third party; and

     (c) Cross-dock and warehousing operations when provided to third parties.

ARTICLE III

COVENANTS OF THE PARTIES

     Section 3.1. Compliance with Law. Each Party shall perform all of its activities, obligations and responsibilities contemplated under this Agreement in compliance with all Applicable Laws.

     Section 3.2. Cooperation. Each Party shall cooperate and work in good faith with the other Party or Parties, as the case may be, to perform and maintain the services described in this Agreement as promptly as possible.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

     As of the date of this Agreement, and throughout the Term, each Party hereby represents and warrants to the other Parties the following:

     Section 4.1. Due Organization and Good Standing. Each Party is a corporation, duly organized, validly existing, and is qualified and authorized to transact business in, and is in good standing under the laws of, the jurisdiction of its organization and each jurisdiction in which it performs or will perform its obligations under this Agreement, or is otherwise doing business or is otherwise exempt under Applicable Law from such qualification.

     Section 4.2. Authority and Capacity. Each Party represents that the person executing this Agreement has the power, authority and capacity to execute, deliver, and perform its obligations under this Agreement, and has been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding agreement enforceable in accordance with its terms, subject to bankruptcy laws and other similar laws of general application in either the United States or the UMS, as the case may be, affecting rights of creditors and subject to the application of the rules of equity of the United States or the UMS, as the case may be, including those respecting the availability of specific performance.

     Section 4.3. Consent; Litigation. No consent or approval of any other Party or any court or governmental authority is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement. There is no pending claim, cause of action, governmental action or litigation that, if determined adversely, would affect the representing Party’s ability to perform its obligations hereunder. This Agreement will not result in a default under any other agreement to which the Parties are bound.

ARTICLE V

CUSTOMER PRIVACY AND CONFIDENTIALITY OF INFORMATION

     Section 5.1. Confidential Information. Every Party and their respective affiliates, directors, officers, employees, authorized representatives, agents and advisors (including without limitation, attorneys, accountants, consultants, bankers and financial advisors) shall keep confidential all information concerning the proprietary business procedures, products, rates services, operations, marketing materials, fees, policies or plans of the other Party or Parties, as the case may be, and all “Nonpublic Information “ of the other Party or Parties, as the case may be, that is received or obtained during the negotiation or performance of this Agreement, whether such information is oral or written, and whether or not labeled as confidential by such party (collectively “Confidential Information”). “Nonpublic Information” shall include all personally identifiable financial information and any list, description or other grouping of consumers, and publicly available information pertaining to them, that is derived using any personally identifiable financial information that is not publicly available, and shall further include all “nonpublic personal information” as defined by federal regulations implementing the Gramm-Leach-Bliley Act, as amended from time to time. “Personally identifiable financial information” means any information a consumer provides to a party in order to obtain a financial product or service, any information a party otherwise obtains about a consumer in connection with providing a financial product or service to that consumer, and any information about a consumer resulting from any transaction involving a financial product or service between a party and a consumer. Personally identifiable information may include, without limitation, a consumer’s first and last name, physical address, zip code, email address, phone number, social security number, birth date, and any other information that itself identifies or when tied to the above information, may identify a consumer.

     Section 5.2. Use of Confidential Information. For as long as Confidential Information is in possession of a Party, such Party shall take reasonable steps, at least substantially equivalent to the steps it takes to protect its own proprietary information, to prevent the use, duplication or disclosure of Confidential Information, other than, by or to its employees or agents who are directly involved in negotiating or performing this Agreement and who are apprised of their obligations under this Section and directed by the receiving Party to treat such information confidentially, or except as required by law or by a supervising regulatory agency of a receiving Party (with information as to the amount of, and manner of calculating the Purchase Price redacted where permitted). Neither Party shall disclose, share, rent, sell or transfer to any third Party any Confidential Information of the other Party or Parties, as the case may be. The Parties shall use Confidential Information only as necessary to perform this Agreement.

     Section 5.3 Exceptions. Notwithstanding anything herein to the contrary, no obligation or liability shall accrue hereunder with respect to any of the information to the extent that such information:

     (a) Is or becomes publicly available other than as a result of acts by a Party or by its representatives or agents in violation of this Agreement; or

     (b) Is in the possession of the Party or of its representatives or agents prior to disclosure; or

     (c) Is or becomes available to a Party from a source that, to the Party’s knowledge, is not bound by a confidentiality agreement with the prohibiting such disclosure; or

     (d) Is, on the advice of counsel, required to be disclosed by law, regulation, judicial order or by other legal process. If so advised by counsel, the Party that is required to make the disclosure shall give prompt written notice to the other Party, shall seek the entry of a protective order or otherwise protect the confidentiality of the Confidential Information being disclosed, and, if a protective order cannot be obtained, the disclosing Party shall only disclose that portion of such Confidential Information as it is legally required to disclose.

ARTICLE VI

TERM AND TERMINATION

     Section 6.1. Term; Termination. The initial term of this Agreement (the “Initial Term”) shall be the period commencing on the Effective Date (as defined in the AAA) of the Acquisition and terminating on the fifth anniversary of the Effective Date; provided, that thereafter this Agreement shall be automatically renewed for periods of one (1) year unless either party gives written notice of intent to terminate to the other parties not less than sixty (60) days prior to expiration of the initial or any subsequent term. (The Initial Term as extended, the “Term.”) Notwithstanding the foregoing, this Agreement shall terminate automatically in the event that (i) TMM Logistics files any voluntary proceeding under any bankruptcy laws, or if TMM Logistics has filed against it any involuntary proceeding under any bankruptcy law which is not dismissed or stayed within 30 days, in either case seeking the adjudication of TMM Logistics as bankrupt or seeking the appointment of a receiver for its assets, or (ii) a Change of Control of the Parent Group occurs and the party effecting such Change of Control is a Competitor, as defined in the AAA. This Agreement may also be terminated by the Operating Company or the KCS Group in the event that the Parent Group or TMM Logisitics, or any officer, director or controlling shareholder of any of the Parent Group or TMM Logistics, has engaged in Improper Conduct.

ARTICLE VII

INDEMNIFICATION

     Section 7.1 Mutual Indemnity. Every Party (in such capacity, referred to as “Indemnitor”) shall indemnify and hold the other Party or Parties, as the case may be, and their respective shareholders, directors, officers, employees, representatives, agents, servants, successors, and assigns (collectively “Indemnitees”) harmless from and shall reimburse Indemnitees for any losses, damages, deficiencies, claims, causes of action or expenses of any nature (including reasonable attorneys’ fees and expenses) incurred by Indemnitees arising out of or resulting from any breach of any warranty, representation covenant or obligation of Indemnitor under this Agreement.

     Section 7.2 Indemnification Procedures. After any Party obtains knowledge of any claim, action, suit or proceeding (collectively a “Claim”) for which it believes it is entitled to indemnification under this Agreement, it shall promptly notify the other Party or Parties, as the case may be, of such Claim in writing within ten (10) days after such knowledge. Every Party shall cooperate with the other Party or Parties, as the case may be, in every reasonable manner (at the Indemnitor’s sole expense) to facilitate the defense of any Claim subject to indemnification hereunder. Indemnitees ‘ failure to promptly notify Indemnitor of a Claim shall not relieve the Indemnitor from any liability under this Section to the extent that Indemnitor is not materially adversely affected by such delay. With respect to each such notice, the Indemnitor shall, at the Indemnitees ‘ option, immediately take all reasonable action necessary to minimize any risk or loss to the Indemnitees, including retaining counsel satisfactory to the Indemnitees and taking such other actions as are necessary to defend the Indemnitees or to discharge the indemnity obligations under this Section. If the Indemnitor does not timely and adequately conduct such defense, the Indemnitees may, at their option and at Indemnitor’s expense, conduct such defense, contest, litigate or settle the Claim using counsel of their own choice without prejudice to their right of indemnification under this Section. The Indemnitor shall pay on demand any liability incurred by the Indemnitees under this Section. The Indemnitor shall not settle any claim in which the Indemnitees are named without the prior written consent of the Indemnitees, which consent shall not be unreasonably withheld. The Indemnitees shall have the right to be represented by counsel at their own expense in any contest, defense, litigation or settlement conducted by the Indemnitor pursuant to this Section.

ARTICLE VIII

MISCELLANEOUS

     Section 8.1 Relationship. The relationships among the Parties shall be those of independent contractors and no Party shall be or represent itself to be an agent, employee, or joint venturer of the other, nor shall any Party have or represent itself to have any power or authority to act for, bind or commit the other Party or Parties, as the case may be.

     Section 8.2 Survival. The provision of Sections 5, 7 and 8 shall survive termination of this Agreement.

     Section 8.3 Waiver of Damages. NO PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY ACTUAL, CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, SPECIAL OR OTHER DAMAGES RELATED IN ANY WAY TO THE PARTIES’ OBLIGATIONS UNDER THIS AGREEMENT. OTHER THAN THE LIQUIDATED DAMAGES ON THE TERMS EXPRESSLY PROVIDED FOR IN SECTION 2.1(c), THE PARTIES AGREE THAT THE ONLY REMEDY AVAILABLE TO EITHER PARTY UNDER THIS AGREEMENT IS THE SPECIFIC ENFORCEMENT OF THE TERMS OF THIS AGREEMENT.

     Section 8.4 No Waiver of Defaults. Any waiver of breach or default pursuant to this Agreement will not be a waiver of any other subsequent default. Failure or delay by any Party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

     Section 8.5 Severability. To the extent that any provision of this Agreement is found by a court of competent jurisdiction to be invalid or unenforceable, that provision notwithstanding, the remaining provisions of this Agreement will remain in full force and effect and such invalid or unenforceable provision will be deleted.

     Section 8.6 Assignment. No Party or its Affiliate may assign any rights or delegate any duties under this Agreement other than to an Affiliate, subject to restrictions on assignment by the Parent Group, as provided in Section 2.1 b, without the prior written consent of the other Parties, as the case may be, and any attempt to do so without that consent will be void.

     The rights granted under this Agreement shall terminate as to any Affiliate at the time any such entity ceases to be an affiliate.

Section 8.7 Notices. All notices required or permitted under this Agreement must be in writing and shall be deemed effectively given: upon personal delivery, when delivered to the address provided below or; when sent by certified mail, postage prepaid and return receipt requested; upon transmission, when transmitted by telecopier, facsimile, telex or other electronic transmission method including E-mail, provided that receipt is confirmed and notice is sent by certified mail, postage prepaid and return receipt requested; or when sent by Federal Express or other nationally recognized overnight delivery service. Any such notice shall be sent to the Party to whom notice is intended to be given at its address as shown below:

if to TMML, to:
Avenida de la Cupside 4755
Col. Parques del Pedregal
C.P. 14010, Mexico, D.F.
Attention: Geraldo Primo

if to TFM, to:
Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P. O. Box 219335
Kansas City, MO 64121-9335

if to KCS, to:

Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P.O. Box 219335
Kansas City, MO 64121-9335

     If any of the parties changes its address, it will notify the other parties in writing of such change in the manner established in this Clause, otherwise the notices and communications will be effective when sent to last address established pursuant to this Clause.

     Section 8.8 Amendment. No alteration, waiver, cancellation, or any other change or modification in any term or condition of this Agreement will be valid or binding on any Party unless made in writing and signed by duly authorized representatives of all Parties.

     Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of law provisions. Each party hereto hereby consents to personal jurisdiction in any such action brought in any New York state or federal court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such New York state or federal court and any claim that any such New York state or federal court is an inconvenient forum.

     Section 8.10 Entire Agreement. The terms and conditions herein contained, including all Exhibits hereto, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any previous and contemporaneous agreements and understandings, whether oral or written, among the Parties hereto with respect to the subject matter hereof. There are no other agreements, understandings, representations, or promises among the Parties with respect to the subject matter of this Agreement which are not included herein or in the AAA.

     Section 8.11 Counterparts. This Agreement may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

26

Larry Lawrence
The Kansas City Southern Railway Company

By Courrier Delivery:

427 W. 12th
Kansas City, Missouri 64105

By Regular Mail Delivery:

P. O. Box 219335
Kansas City, MO 64121-9335

If any of the parties changes its address, it will notify the other parties of such change in the manner established in this Section, otherwise the notices and communications will be effective when sent to the last address provided pursuant to the provisions of this Clause.

     Section 8.8 Amendment. No alteration, waiver, cancellation, or any other change or modification in any term or condition of this Agreement will be valid or binding on any Party unless made in writing and signed by duly authorized representatives of all Parties.

     Section 8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of law provisions. Each party hereto hereby consents to personal jurisdiction in any such action brought in any New York state or federal court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such New York state or federal court and any claim that any such New York state or federal court is an inconvenient forum.

     Section 8.10 Entire Agreement. The terms and conditions herein contained, including all Exhibits hereto, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any previous and contemporaneous agreements and understandings, whether oral or written, among the Parties hereto with respect to the subject matter hereof. There are no other agreements, understandings, representations, or promises among the Parties with respect to the subject matter of this Agreement which are not included herein or in the AAA.

     Section 8.11 Counterparts. This Agreement may be executed in one or more counterparts, including facsimiles, each of which will be deemed to be a duplicate original, but all of which, taken together, will be deemed to constitute a single instrument.

     IN WITNESS WHEREOF, this Agreement has been entered into by the Parties as of the___day of December, 2004.

TFM, S.A. de C.V.,

By:	/s/ Carlos Aguilar

	Name:	Carlos Aguilar
Title:

By:

Name:

Title:

27

The Kansas City Southern
Railway Company

By:

Name:

Title:

TMM Logistics, S.A. de C.V.

By:	/s/ Horacio Reyes

	Name:	Horacio Reyes
Title:

By:	/s/ Silverio Di Costanzo

	Name:	Silverio Di Costanzo
Title:

     IN WITNESS WHEREOF, this Agreement has been entered into by the Parties as of the______day of December, 2004.

TFM, S.A. de C.V.,

By:

Name:

Title:

By:	/s/ Michael R. Haverty

Name:

Title:

The Kansas City Southern
Railway Company

By:

Name:

Title:

TMM Logistics, S.A. de C.V.

By:

Name:

Title:

By:

Name:

Title: